June 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connexa Sports Technologies Inc.
Registration Statement on Form S-1 (Registration No. 333-259487), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

Northland Securities, Inc. (“Northland”) and Spartan Capital Securities, LLC (“Spartan,” and together with Northland, the “Representatives”), as representatives for the several underwriters for the referenced offering, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), hereby concur in the request by Connexa Sports Technologies Inc. that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on June 14, 2022, or at such later time as the Registrant or its outside counsel, Lucosky Brookman LLP, may orally request by telephone call to the staff that such Registration Statement be declared effective. The Representatives affirm that they are aware of their obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated June 14, 2022, through the time of effectiveness:

Preliminary Prospectus dated June 14, 2022: 300 copies to prospective underwriters, institutional investors, dealers and others.

The Representatives hereby represent that they are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

NORTHLAND SECURITIES, INC.

By:	/s/ Ted Warner
Name:	Ted Warner
Title:	Managing Director, Investment Banking

SPARTAN CAPITAL SECURITIES, LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking